Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-163607
December 9, 2009
CONTACT:
Henry A. Diamond
Group Vice President
Investor Relations and Corporate Finance
+1 203 316 3399
henry.diamond@gartner.com
Gartner Announces that Silver Lake Plans to Sell Approximately 8 Million Shares of
Gartner Stock
STAMFORD, Conn., December 9, 2009 — Gartner, Inc. (NYSE: IT), the leading provider of research and analysis on the global information technology industry, today announced that Silver Lake and its affiliates will sell approximately 8 million shares of Gartner stock, which represents Silver Lake’s entire holdings of Gartner stock, in a registered public offering underwritten by Goldman, Sachs & Co. Silver Lake invested in Gartner through its first fund, which was formed in 1999. That fund had a term of ten years, which was extended for an extra year, and Gartner is one of the last remaining investments in that fund. Since the fund is nearing the end of its term, Silver Lake is exiting this investment as a natural part of its investment cycle.
Gartner will not receive any proceeds from the sale of the shares of common stock in the offering.
Gartner has filed a registration statement with the Securities and Exchange Commission, dated December 9, 2009, for the offering. Before you invest, you should read the prospectus contained in that registration statement, any prospectus supplement for this offering and certain incorporated documents that Gartner has filed with the Securities and Exchange Commission for more complete information about Gartner and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, a prospectus relating to the offering may be obtained from Goldman, Sachs & Co., Prospectus Department, 85 Broad Street, New York, New York 10004, phone: 1-866-471-2526, fax: 212-902-9316 or email at prospectus-ny@ny.email.gs.com.
About Gartner
Gartner, Inc. (NYSE: IT) is the world’s leading information technology research and advisory company. We deliver the technology-related insight necessary for our clients to make the right decisions, every day. From CIOs and senior IT leaders in corporations and government agencies, to business leaders in high-tech and telecom enterprises and professional services firms, to technology investors, we are the valuable partner to approximately 60,000 clients in 10,000 distinct organizations. Through the resources of Gartner Research, Gartner Executive Programs, Gartner Consulting and Gartner Events, we work with every client to research, analyze and interpret the business of IT within the context of their individual role. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, U.S.A., and has approximately 4,100 associates, including 1,100 research analysts and consultants, and clients in 80 countries.
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